FORM 4 STATEMENT OF CHANGES IN
                   BENEFICIAL
                   OWNERSHIP
 Filed pursuant to Section 16(a)
      of the Securities Exchange
      Act of 1934, Section 17(a)
      of the Public Utility
  Holding Company Act of 1935 or
              Section
               30(f) of the
               Investment Company
               Act of 1940


1.   Name and Address of Reporting
Person
Wettreich          Daniel
       (Last)        (First)
             (Middle)
2415 Midway Road, Ste. 121
             (Street)

Carrollton  TX   75006
City)    (State) (Zip)
2.   Issuer Name and Ticker or
Trading Symbol

WINCROFT, INC.  WINN

3.  IRS or Social Security
     Number of Reporting Person
             (Voluntary)

4.  Statement for Month/Year
      8/98
5.  If  Amendment,
     Date of Original (Month/Year)

6.  Relationship of Reporting Person
to Issuer
(Check all applicable)
     _____Director       __x___10%     Owner
     _____Officer (give  _____Other (specify
                   title             below)

 Table 1 - New-Derivative Securities
              Acquired,
                    Disposed of, or
                    Beneficially
                    Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/Year)

     5/98

3.   Transaction  Code  (Instr. 8)


4.  Securities Acquired (A)  or
Disposed of (D)
(Instr. 3,4 and 5)

     A

5.   Amount of Securities
Beneficially Owned at
End of
  Month (Instr. 3 and 4)
     1,028,000  (I)


 6.  Ownership  Form: Direct (D) or
Indirect (I)
(Instr. 4)
     1,028,000  (I)
7.  Nature  of Indirect Beneficial
Ownership
         (Instr. 4) See note
  Table II - Derivative Securities
              Acquired,
                     Disposed of, or
                     Beneficially
                     Owned
    (e.g., puts, calls, warrants,
              options,
                         convertible
securities)
1.   Title of Derivative Security
(Instr. 3)
2.   Conversion or Exercise Price of
Derivative
Security


3.   Transaction Date (Month/ Day/
Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities
Acquired
(A) or
  Disposed of (D)  (Instr. 3,4, and
5)


6.   Date Exercisable and Expiration
Date
(Month/Day/Year)


7.   Title and Amount of Underlying
Securities
(Instr. 3 and
  4)
           Title
Amount or
Number of Shares



8.   Price  of Derivative Security
(Instr.5).


9.   Number of Derivative
Securities
Beneficially Owned at
  End  of  Month  (Instr. 4)

10.  Ownership Form of Derivative
Security: Direct  (D) or Indirect
(I) (Instr. 4)


11.  Nature of Indirect Beneficial
Ownership (Instr. 4)

             See note.
Explanation of Responses:
1,028,000 included because Mr.
Wettreich is a director of Camelot
Corporation  which owns those
shares.


BY:  /S/ DANIEL WETTREICH
     DANIEL WETTREICH